 Pricing Supplement No. 229 to the Prospectus Supplement No. 188 dated July 18,
                                      2001
                                                  Filed Pursuant to Rule 424B(3)
                                                  Registration No. 333-63082

                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                            ------------------------
                                  $12,880,000
            2.5% Exchangeable Equity-Linked Notes due April 10, 2012
               (Linked to Common Stock of Sun Microsystems, Inc.)

     This pricing supplement and the accompanying prospectus supplement no. 188, relating to the exchangeable equity-linked notes, should be read together. Because the exchangeable equity-linked notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 188 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the accompanying prospectus supplement no. 188, unless the context requires otherwise.

     The exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 188, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: $12,880,000 in the aggregate for all the offered notes

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO ISSUER: 99.525% of the face amount
TRADE DATE: April 3, 2002

SETTLEMENT DATE (ORIGINAL ISSUE DATE): April 10, 2002

STATED MATURITY DATE: April 10, 2012 unless extended for up to six business days

INTEREST RATE (COUPON): 2.5% each year

INTEREST PAYMENT DATES: April 10 and October 10 of each year, beginning on October 10, 2002

REGULAR RECORD DATES: the business day before the related interest payment date as long as the note is in global form

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Sun Microsystems, Inc.

PRINCIPAL AMOUNT: on the stated maturity date, we will pay the holder of an offered note cash equal to 100% of the outstanding face amount of the note, unless the holder exercises the exchange right, we exercise the call right or an automatic exchange occurs

EXCHANGE RATE: 67.8868 shares of index stock for each $1,000 of outstanding face amount exchanged, subject to antidilution adjustment. Upon any voluntary or automatic exchange, we will only pay cash and will not deliver any shares of index stock

EARLIEST CALL DATE; REDEMPTION PRICE: we may redeem the offered notes at any time after the interest payment date on April 10, 2004, at a redemption price equal to 100% of the outstanding face amount. If we call the offered notes, we will give notice to the holders not less than 5 nor more than 15 business days before the call date

REFERENCE PRICE OF INDEX STOCK: $9.4124 per share

CUSIP NO.: 38141GCC6

---------------

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 188 to read about investment risks relating to the offered notes.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.
                              GOLDMAN, SACHS & CO.
                            ------------------------

                    Pricing Supplement dated April 3, 2002.

EXPIRATION OF EXCHANGE RIGHT:    If a holder wishes to exercise the exchange
                                 right, the required deliveries described in the accompanying prospectus supplement no. 188 under "General Terms of the Exchangeable
                                 Notes -- Holder's Exchange Right -- Exercise
                                 Requirements" must be made no later than 11:00
                                 A.M., New York City time, on the day before the determination date or any call notice date, whichever is earlier.

NO LISTING:                      Your note will not be listed on any securities
                                 exchange or interdealer market quotation system.

SUN MICROSYSTEMS, INC.:          According to its publicly available documents,
                                 Sun Microsystems, Inc. is a worldwide provider of products, services and support solutions for building and maintaining network computing environments. It sells computer and storage systems, high-speed microprocessors and software for operating networks, computing equipment and storage products. It also provides services including support, professional services and education.
                                 Information filed with the SEC by the index stock issuer can be located by referencing its SEC file number: 000-15086.

HISTORICAL TRADING PRICE
INFORMATION:                     The index stock is traded on the Nasdaq
                                 National Market System under the symbol "SUNW".
                                 The following table shows the quarterly high, low and closing bid prices for the index stock on the Nasdaq National Market System for the four calendar quarters in each of 2000 and 2001 and for the first two calendar quarters in 2002, through April 3, 2002. We obtained the trading price information below from Bloomberg
                                 Financial Services, without independent
                                 verification. The actual performance of the index stock over the life of the offered notes may bear little relation to the historical trading prices of the index stock set forth below.

                                                                         HIGH      LOW     CLOSE
                                                                        -------   ------   ------
                                          2000
                                            Quarter ended March 31....  52.4688   44.165   46.844
                                            Quarter ended June 30.....   49.375   35.906   45.469
                                            Quarter ended September
                                               30.....................   64.281    43.25   58.813
                                            Quarter ended December
                                               31.....................   59.375   26.937   27.813
                                          2001
                                            Quarter ended March 31....   34.875    14.07    15.36
                                            Quarter ended June 30.....    22.96    13.04    15.70
                                            Quarter ended September
                                               30.....................    18.17     7.89     8.26
                                            Quarter ended December
                                               31.....................    14.55     7.99    12.30
                                          2002
                                            Quarter ended March 31....    13.92     8.06     8.82
                                            Quarter ending June 30....     9.51     8.89     8.89
                                            Closing price on April 3,
                                               2002...................                       8.89

                                 As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 188.

HYPOTHETICAL RETURNS TABLE:      In the table below, we compare the total pretax
                                 return on owning the index stock to the total pretax return on owning your note, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the index stock and your note at the end of this period, and on the assumptions stated in the box below. The index stock has been highly volatile in the past and its performance cannot be predicted for any future period. The recent suspension of trading, the events underlying it and related uncertainties may cause the index stock to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock set forth above or to the hypothetical return examples set forth below.

                                                                                     ASSUMPTIONS
                                          Original issue price, expressed as a
                                            percentage of the face amount.......               100%
                                          Exchange rate.........................     67.8868 shares
                                          Reference price of index stock........  $9.4124 per share
                                          Annual index stock dividend yield,
                                            expressed as a percentage of the
                                            reference price of the index
                                            stock...............................                 0%
                                          Automatic exchange in full on the
                                            stated maturity date -- i.e., no
                                            prior redemption or voluntary
                                            exchange
                                          No antidilution adjustments to
                                            exchange rate
                                          No market disruption event occurs

                                 We calculate the total pretax return on your note based on the exchange rate of 67.8868 shares of the index stock for each $1,000 of the outstanding face amount of your note.

                                 The closing price of the index stock must be, on the determination date, more than $14.7304 per share in order for the holder of a note to receive cash having a value in excess of the principal amount (100% of the outstanding face amount) on the stated maturity date. This closing price is substantially higher than the reference price of $9.4124 per share.

                                 The following table assumes that dividends will not be paid on the index stock. We do not know, however, whether or to what extent the issuer of the index stock will pay dividends in the future. These are matters that will be determined by the issuer of the index stock and not by us. Consequently, the amount of dividends actually paid on the index stock by its issuer, and, therefore, the rate of pretax return on the index stock, during the life of the offered notes may differ substantially from the information reflected in the table below.

                                                             INDEX STOCK                                 YOUR NOTE
                                          --------------------------------------------------   ------------------------------
                                                               HYPOTHETICAL                     HYPOTHETICAL
                                            HYPOTHETICAL     CLOSING PRICE ON                  MARKET VALUE ON
                                          CLOSING PRICE ON   STATED MATURITY    HYPOTHETICAL   STATED MATURITY   HYPOTHETICAL
                                          STATED MATURITY      DATE AS % OF     PRETAX TOTAL    DATE AS % OF     PRETAX TOTAL
                                                DATE         REFERENCE PRICE       RETURN        FACE AMOUNT        RETURN
                                          ----------------   ----------------   ------------   ---------------   ------------
                                               $ 4.71               50%            -50.0%          100.0%            25.0%
                                                 5.65               60%            -40.0%          100.0%            25.0%
                                                 6.59               70%            -30.0%          100.0%            25.0%
                                                 7.53               80%            -20.0%          100.0%            25.0%
                                                 8.47               90%            -10.0%          100.0%            25.0%
                                                 9.41              100%              0.0%          100.0%            25.0%
                                                10.35              110%             10.0%          100.0%            25.0%
                                                11.29              120%             20.0%          100.0%            25.0%
                                                12.24              130%             30.0%          100.0%            25.0%
                                                13.18              140%             40.0%          100.0%            25.0%
                                                14.12              150%             50.0%          100.0%            25.0%
                                                15.06              160%             60.0%          102.2%            26.0%
                                                16.00              170%             70.0%          108.6%            32.4%
                                                16.94              180%             80.0%          115.0%            38.8%
                                                17.88              190%             90.0%          121.4%            45.2%
                                                18.82              200%            100.0%          127.8%            51.6%

                                 The hypothetical pretax total return on the index stock represents the difference between the hypothetical closing price of one share of index stock on the stated maturity date and the reference price of the index stock. This difference is expressed as a percentage of the reference price.

                                 The hypothetical pretax total return on your note represents the difference between (a) the hypothetical market value of your note on the stated maturity date plus the amount of interest that would be payable on your note during the period from the trade date to the stated maturity date (or to the prior interest payment date as described below), without reinvestment of that interest, and (b) the original issue price of your note. This difference is expressed as a percentage of the original issue price of your note.

                                 We have assumed that the market value of your note on the stated maturity date will equal the greater of the principal amount (100% of outstanding face amount) of your note and the cash value (based on the hypothetical closing prices shown above) of the index stock that we would be obligated to pay on that date in an automatic exchange of your note. There will be no automatic exchange on the stated maturity date, however, unless that cash value exceeds the sum of the outstanding principal amount plus the amount of the regular interest installment payable on your note on that date. Moreover, if an automatic exchange occurs, the holder will not be entitled to receive that interest installment (as a result, where the hypothetical market value of your note is assumed to equal the automatic exchange amount, the hypothetical total return on your note is assumed to include interest accruing only to the interest payment date before the stated maturity date). Therefore, we have assumed that, unless that cash value exceeds that sum, the market value of your note on the stated maturity date will equal the principal amount.

                                 We have also assumed that the closing price of the index stock will be the same on the determination date and the stated maturity date. Because the amount of cash that we will pay on your note on the stated maturity date will depend on the closing price of the index stock on the determination date, changes in the closing price between the determination date and the stated maturity date could cause the pretax returns on your note to be substantially different from those reflected in the table above.

                                 The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little or no relation to the hypothetical values shown above. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Please read "Hypothetical Returns on Note" in the accompanying prospectus supplement no. 188.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 188.

SUPPLEMENTAL PLAN OF
DISTRIBUTION:                    The Goldman Sachs Group, Inc. has agreed to
                                 sell to Goldman, Sachs & Co., and Goldman,
                                 Sachs & Co. has agreed to purchase from The
                                 Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.
                                 Goldman, Sachs & Co. intends to resell
                                 $11,200,000 of the offered notes at the
                                 original issue price, and to resell the
                                 remaining face amount of the offered notes at prices related to the prevailing market prices at the time of resale.

                               NOTICE OF EXCHANGE

                                                           Dated:

The Bank of New York
15 Broad Street, 26th Floor
Corporate Trust Administration
New York, New York 10005
Attn: Shanna Sukhnanan (212-235-2422)
     Hector Herrera     (212-235-2395)
                      Fax: (212-235-2530)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004
Attn: Sharon Seibold (212-902-7921)
     Stephen Barnitz (212-357-4217)
                  Fax: (212-902-7993)

         Re: 2.5% Exchangeable Equity-Linked Notes due April 10, 2012, issued by The Goldman Sachs Group, Inc.
    (Linked to Common Stock of Sun Microsystems, Inc.)

Dear Sirs:

     The undersigned is, or is acting on behalf of, the beneficial owner of a portion of one of the notes specified above, which portion has an outstanding face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the exchange right described in the pricing supplement no. 229 dated April 3, 2002 to the prospectus supplement no. 188 dated July 18, 2001, with respect to the outstanding face amount of the note set forth at the end of this notice of exchange. The exercise is to be effective on the business day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the next business day. We understand, however, that the effective date in all cases must be no later than the earlier of (i) the business day before the determination date and (ii) any call notice date. The effective date will be the exchange notice date.

     If the note to be exchanged is in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.

     If the note to be exchanged is not in global form, the undersigned or the beneficial owner is the holder of the note and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the note and any payment required in respect of accrued interest are being delivered to the trustee.

     If the undersigned is not the beneficial owner of the note to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

     Terms used and not defined in this notice have the meanings given to them in the pricing supplement no. 229 dated April 3, 2002 and the prospectus supplement no. 188 dated July 18, 2001. The exchange of the note will be governed by the terms of the note.

     The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the note.

Face amount of note to be exchanged:

$
-----------------------------------
(must be a multiple of $1,000)

                                             Very truly yours,

                                             -----------------------------------
                                             (Name of beneficial owner or person
                                             authorized to act on its behalf)

                                             -----------------------------------
                                             (Title)

                                             -----------------------------------
                                             (Telephone No.)

                                             -----------------------------------
                                             (Fax No.)

                                             -----------------------------------
                                             (DTC participant account number for
                                             delivery of index stock, if any)

FOR INTERNAL USE ONLY:
Receipt of the above notice of exchange
is hereby acknowledged:
GOLDMAN, SACHS & CO., as calculation agent

By:
----------------------------------------------
    (Title)

Date and time of receipt:

---------------------------------------------------
(Date)

---------------------------------------------------
(Time)